JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

04035154

Group Secretariat

21st May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 21st May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 7/1

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	11:16 21 May 2004
Number	9488Y

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JMH of its ordinary shares:-

Date of repurchase:	21st May 2004
Total number of shares repurchased:	204,800 shares
Highest price paid per share:	US$9.95
Lowest price paid per share:	US$9.90

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

21st May 2004

www.jardines.com

END

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